

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 30, 2015

Benjamin Gordon
Chief Executive Officer
Cambridge Capital Acquisition Corporation
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

> **Re:** **Cambridge Capital Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2015**
> **File No. 001-36229**

Dear Mr. Gordon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey M. Gallant
        Graubard Miller